
July 10, 2013

Via E-mail
Mr. Walter P. Mascherin
Executive Vice President and Chief Financial Officer
Fortegra Financial Corp
10151 Deerwood Park Boulevard
Building 100, Suite 330
Jacksonville, FL   32256

Re: Fortegra Financial Corp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-35009

Dear Mr. Mascherin:

We have limited our review to only the matters addressed by our comments and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 73

1.   Please have Johnson Lambert LLP explain to us why they did not include an explanatory paragraph in their report to note that the financial statements have been restated.

Notes to Consolidated Financial Statements
3. Restatement of the Consolidated Financial Statements, page 89

2.   You disclose that you performed an analysis based on the guidance in ASC 605 to determine the proper presentation of revenues for the Motor Clubs division and concluded that the presentation of gross revenue and expense is most appropriate because

"the Company was and is the principal in transactions with motor club members, and was and is responsible for future claims and services to be provided to those members."
Please provide us a comprehensive analysis that demonstrates how your revised revenue recognition for the Motor Clubs division complies with GAAP. Your analysis should specify the factors you considered in determining that a gross revenue presentation was appropriate and explain how you considered the guidance in ASC 605-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant